Exhibit 99.1

Materialise Reports Full Year and Fourth Quarter 2018 Results

LEUVEN, Belgium—(BUSINESS WIRE)—March 6, 2019 — Materialise NV (NASDAQ:MTLS), a leading provider of additive manufacturing and medical software and of sophisticated 3D printing services, today announced its financial results for the full year and fourth quarter ended December 31, 2018.

Highlights – Full Year and Fourth Quarter 2018

Full Year 2018:

•	Total revenue increased 29.6% to 184,721 kEUR for 2018 from 142,573 kEUR in 2017.

•	Adjusted EBITDA increased 61% to 23,526 kEUR for 2018 from 14,610 kEUR for 2017.

•	Net profit for 2018 was 3,027 kEUR, or 0.06 EUR per diluted share, compared to a loss of (2,117) kEUR last year.

Fourth Quarter 2018:

•	Total revenue increased 9.6% to 49,014 kEUR for the fourth quarter of 2018.

•	Adjusted EBITDA increased 4.24% to 6,052 kEUR for the fourth quarter of 2018.

•	Net profit for the fourth quarter of 2018 was 525 kEUR, or 0.01 EUR per diluted share, compared to 1,067 kEUR, over the same period last year.

Executive Chairman Peter Leys commented, “2018 has been a good year for Materialise. Our annual revenues grew by 30% to 184,721 kEUR, our Adjusted EBITDA grew by 61% to 23,526 kEUR, and our deferred revenue from license and maintenance fees increased 3,883 kEUR to 22,606 kEUR, all at the higher end of the range we forecasted at the beginning of the year. In addition, cash flow from operating activities in 2018 was 28,321 kEUR compared to 9,951 kEUR in 2017, and, as a result of the capital we raised in 2018, our cash and cash equivalents at the end of 2018 totaled 115,506 kEUR compared to 43,175 kEUR at the end of last year. This financial strength positions us well to capture new growth opportunities going forward, even if the macro-economicconditions become less favorable.”

Fourth Quarter 2018 Results

Total revenue for the fourth quarter of 2018 increased 9.6% to 49,014 kEUR compared to 44,733 kEUR for the fourth quarter of 2017. Adjusted EBITDA increased to 6,052 kEUR from 5,806 kEUR. The Adjusted EBITDA margin (Adjusted EBITDA divided by total revenue) in the fourth quarter of 2018 was 12.3% compared to 13.0% in the fourth quarter of 2017.

Revenue from our Materialise Software segment decreased 4.1% to 10,044 kEUR for the fourth quarter of 2018 from 10,468 kEUR for the same quarter last year. Deferred revenue from license and maintenance fees within the segment increased by 965 kEUR compared to last year’s quarter. Segment EBITDA decreased to 2,969 kEUR from 4,619 kEUR while the segment EBITDA margin was 29.6% compared to 44.1% in the prior-year period.

Revenue from our Materialise Medical segment increased 27.4% to 15,081 kEUR for the fourth quarter of 2018 compared to 11,842 kEUR for the same period in 2017. Compared to the same quarter in 2017, revenues from medical devices and services grew 39.6%, and revenues from our medical software grew 6.9%. Segment EBITDA was 3,593 kEUR compared to 2,158 kEUR while the segment EBITDA margin increased to 23.8% from 18.2% in the fourth quarter of 2017.

Revenue from our Materialise Manufacturing segment increased 6.8% to 23,926 kEUR for the fourth quarter of 2018 from 22,394 kEUR for the fourth quarter of 2017. Segment EBITDA increased to 1,983 kEUR from 1,377 kEUR while the segment EBITDA margin increased to 8.3% from 6.1% for the same quarter in 2017.

Gross profit was 27,261 kEUR, or 55.6% of total revenue, for the fourth quarter of 2018 compared to 23,601 kEUR, or 52.8% of total revenue, for the fourth quarter of 2017.

Research and development (“R&D”), sales and marketing (“S&M”) and general and administrative (“G&A”) expenses increased, in the aggregate, 11.1% to 27,290 kEUR for the fourth quarter of 2018 from 24,553 kEUR for the fourth quarter of 2017.

Net other operating income decreased by 1,135 kEUR to 810 kEUR compared to 1,945 kEUR for the fourth quarter of 2017. Net other operating income this quarter was impacted by higher provisions for doubtful trade receivables, which totaled 852 kEUR, and included the application of the new IFRS9 Financial Instruments accounting standard.

Operating result decreased to 781 kEUR from 993 kEUR for the same period in the prior year.

Net financial result was (420) kEUR compared to (356) kEUR for the prior-year period.

Net profit for the fourth quarter of 2018 was 525 kEUR, compared to net profit of 1,067 kEUR for the same period in 2017. The operating profit decreased by 212 kEUR and our share in the loss of a joint venture increased by 311 kEUR. Total comprehensive income for the fourth quarter of 2018, which includes exchange differences on translation of foreign operations, was 507 kEUR compared to 857 kEUR for the same period in 2017.

At December 31, 2018, we had cash and equivalents of 115,506 kEUR compared to 43,175 kEUR at December 31, 2017. Cash flow from operating activities for the full year 2018 was 28,321 kEUR compared to 9,951 kEUR in 2017.

Net shareholders’ equity at December 31, 2018 was 135,989 kEUR compared to 77,054 kEUR at December 31, 2017.

Full Year 2018 Results

Total revenues for the year ended December 31, 2018 increased 29.6% to 184,721 kEUR compared to 142,573 kEUR for the year ended December 31, 2017. Excluding the impact of our October 4, 2017 acquisition of ACTech, a full-service manufacturer of complex metal parts, revenues increased 6.6% to 141,329 kEUR. Adjusted EBITDA for the year ended December 31, 2018 was 23,526 kEUR, an increase of 61.0% compared to 14,610 kEUR for the year ended December 31, 2017. The Adjusted EBITDA margin increased to 12.7% from 10.2% last year. Excluding ACTech, Adjusted EBITDA was 14,097 kEUR for the year ended December 31, 2018 compared to 13,067 kEUR for the year ended December 31, 2017.

Revenues from our Materialise Software segment increased 4.5% to 37,374 kEUR for the year ended December 31, 2018 compared to 35,770 kEUR for the year ended December 31, 2017. The segment EBITDA margin was 30.9% in 2018 compared to 38.9% in 2017.

Revenues from our Materialise Medical segment grew by 22.0% for the year ended December 31, 2018 to 52,252 kEUR from 42,841 kEUR for the year ended December 31, 2017. Medical software growth was 9.1%, and revenues from medical devices and services increased 29.3%. The segment EBITDA margin increased to 19.6% from 10.3%, primarily as a result of the combination of revenue growth and limited increases in operating expenses.

Revenues from our Materialise Manufacturing segment increased 49.0% to 94,956 kEUR for the year ended December 31, 2018 from 63,712 kEUR for the year ended December 31, 2017. Excluding ACTech, revenues decreased 4.1% to 51,518 kEUR from 53,747 kEUR. The segment EBITDA margin increased from 7.0% in 2017 to 11.4% in 2018. Excluding ACTech, the segment EBITDA margin decreased to 2.7%.

Net profit improved from (2,117) kEUR for 2017 to a net profit of 3,027 kEUR for 2018.

2019 Guidance

Mr. Leys concluded, “The additive manufacturing market continues to evolve, as new applications gradually find their way to the market, and we intend to continue positioning Materialise to benefit from this promising growth market in the coming years. In 2019, Materialise will dedicate significant attention to the partnerships that we have entered into and to the strategic initiatives that we have launched over the previous years. In our Materialise Software segment, we intend to maintain our leadership position through innovation and strategic partnerships; in our Materialise Medical segment we will drive the next stage of innovation, including by launching initiatives in new growth areas; and in our Materialise Manufacturing segment we will increasingly focus on manufacturing of complex and unique parts.

“For fiscal 2019, we expect to report consolidated revenue between 196,000 kEUR – 204,000 kEUR and Adjusted EBITDA between 29,000 kEUR – 33,000 kEUR. We expect the amount of deferred revenue that Materialise generates from annual licenses and maintenance in 2019 to increase by an amount between 2,000 kEUR – 4,000 kEUR.”

Adjusted EBITDA guidance for 2019 includes the positive impact, estimated at approximately 3,000 kEUR, of the application of the new IFRS16 Leases accounting standard, which requires leases to be recognized as an asset, and depreciated, over the lease term. As a result of the increased depreciation by approximately the same amount as the rental payments, our operating profit will not be impacted by this new standard.

Business Combinations—ACTech

Our audited financial statements for the year ended December 31, 2017 appearing in our Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 30, 2018 (the “FY 2017 Form 20-F”), included a provisional accounting for the ACTech business combination. The fair value analysis with respect to the assets and liabilities acquired was not yet finalized as of the reporting date.

During September 2018, as previously reported in our Third Quarter 2018 Results release, and through October 4 2018, we completed the fair value analysis of the ACTech business combination, with corresponding adjustments to intangible assets, property, plant and equipment, inventories and contracts in progress, other current assets, investment grants and income taxes. The impact has been accounted for as retrospective adjustments to our consolidated statement of financial position as of December 31, 2017 and our consolidated income statement for the year ended December 31, 2017. Including an adjustment to the inventories valuation at ACTech, the total impact on the consolidated reserves for the year ended December 31, 2017 and our 2017 fourth quarter income statements amounted to (461) kEUR.

The adjustments are summarized as follows:

Consolidated statements of financial position

(in € 000)	For the year ended December 31, 2017
	As previously reported	Adjustments	Restated
Goodwill	18,447	(895)	17,552
Intangible assets	28,646	(46)	28,600
Property, plant & equipment	86,881	184	87,065
Inventories and contracts in progress (*)	11,594	(567)	11,027
Other current assets	9,212	(1,537)	7,675
Assets	154,780	(2,861)	151,919
Consolidated reserves	(3,250)	(461)	(3,711)
Deferred tax liabilities (non-current)	7,006	409	7,415
Deferred income (non-current)	5,040	(1,272)	3,768
Tax payable	3,560	(1,537)	2,023
Equity and liabilities	12,356	(2,861)	9,495

Consolidated income statements

(in € 000)	For the year ended December 31, 2017
	As previously reported	Adjustments	Restated
Cost of sales	(62,787)	(447)	(63,234)
Net other operating income (expenses)	5,631	(26)	5,605
Income taxes	(534)	12	(522)
		(461)

(*) Relates to an adjustment to the inventories valuation

Non-IFRS Measures

Materialise uses EBITDA and Adjusted EBITDA as supplemental financial measures of its financial performance. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of loss in a joint venture and depreciation and amortization. Adjusted EBITDA is determined by adding non-cash stock-based compensation expenses and acquisition-related expenses of business combinations to EBITDA. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the company’s day-to-day operations. As compared to net profit, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the charges associated with impairments. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The company’s calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The company’s presentation of EBITDA and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This press release contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this press release were made at a rate of EUR 1.00 to USD 1.145, the reference rate of the European Central Bank on December 31, 2018.

Conference Call and Webcast

Materialise will hold a conference call and simultaneous webcast to discuss its financial results for the fourth quarter of 2018 on the same day, Wednesday, March 6, 2019, at 8:30 a.m. ET/2:30 p.m. CET. Company participants on the call will include Wilfried Vancraen, Founder and Chief Executive Officer; Peter Leys, Executive Chairman; and Johan Albrecht, Chief Financial Officer. A question-and-answer session will follow management’s remarks.

To access the conference call, please dial 844-469-2530 (U.S.) or 765-507-2679 (international), passcode #8884671. The conference call will also be broadcast live over the Internet with an accompanying slide presentation, which can be accessed on the company’s website at http://investors.materialise.com.

A webcast of the conference call will be archived on the company’s website for one year.

About Materialise

Materialise incorporates more than 25 years of 3D printing experience into a range of software solutions and 3D printing services, which form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines one of the largest groups of software developers in the industry with one of the largest 3D printing facilities in the world. For additional information, please visit: www.materialise.com.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations, plans, objectives, strategies and prospects, both financial and business, including statements concerning, among other things, current estimates of fiscal 2019 revenues, deferred revenue from annual licenses and maintenance and Adjusted EBITDA, our expectations regarding fiscal 2019 sales, Adjusted EBITDA margin and investments, results of operations, cash needs, capital expenditures, expenses, financial condition, liquidity, prospects, growth and strategies (including our strategic priorities for 2019), and the trends and competition that may affect the markets, industry or us. Such statements are subject to known and unknown uncertainties and risks. When used in this press release, the words “estimate,” “expect,” “anticipate,” “project,” “plan,” “intend,” “believe,” “forecast,” “will,” “may,” “could,” “might,” “aim,” “should,” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon the expectations of management under current assumptions at the time of this press release. These expectations, beliefs and projections are expressed in good faith and the company believes there is a reasonable basis for them. However, the company cannot offer any assurance that our expectations, beliefs and projections will actually be achieved. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. We caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of the forward-looking statements are subject to risks and uncertainties that may cause the company’s actual results to differ materially from our expectations, including risk factors described in the company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 30, 2018. There are a number of risks and uncertainties that could cause the company’s actual results to differ materially from the forward-looking statements contained in this press release.

The company is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise, unless it has obligations under the federal securities laws to update and disclose material developments related to previously disclosed information.

Consolidated income statements (Unaudited)

	For the three months ended December 31			For the twelve months ended December 31
(in 000, except per share amounts)	2018	2018	2017*	2018	2017*
	U.S.$	€	€	€	€
Revenue	56,121	49,014	44,733	184,721	142,573
Cost of sales	(24,907)	(21,753)	(21,132)	(82,299)	(63,234)
Gross profit	31,214	27,261	23,601	102,422	79,339
Gross profit as % of revenue	55.6%	55.6%	52.8%	55.4%	55.6%
Research and development expenses	(6,109)	(5,335)	(5,535)	(22,416)	(19,959)
Sales and marketing expenses	(14,394)	(12,571)	(10,739)	(46,303)	(39,109)
General and administrative expenses	(10,745)	(9,384)	(8,279)	(32,310)	(25,484)
Net other operating income (expenses)	928	810	1,945	3,771	5,605
Operating (loss) profit	894	781	993	5,164	392
Financial expenses	(1,498)	(1,308)	(1,434)	(4,864)	(4,728)
Financial income	1,017	888	1,078	3,627	3,210
Share in loss of joint venture	(211)	(184)	127	(475)	(469)
(Loss) profit before taxes	202	177	764	3,452	(1,595)
Income taxes	399	348	303	(425)	(522)
Net (loss) profit of the period	601	525	1,067	3,027	(2,117)
Net (loss) profit attributable to:
The owners of the parent	601	525	1,067	3,027	(2,117)
Non-controlling interest	—	—	—	—	—
Earnings per share attributable to the owners of the parent
Basic	0.01	0.01	0.02	0.06	(0.04)
Diluted	0.01	0.01	0.02	0.06	(0.04)
Weighted average basic shares outstanding	52,882	52,882	47,325	49,806	47,325
Weighted average diluted shares outstanding	53,761	53,761	48,467	50,609	47,325

(*):	2017 has been restated following the final accounting of the ACTech business combination and the adjustment to the ACTech inventories valuation.

Consolidated statements of comprehensive income (Unaudited)

	For the three months ended December 31			For the twelve months ended December 31
(in 000)	2018	2018	2017*	2018	2017*
	U.S.$	€	€	€	€
Net profit (loss) for the period	601	525	1,067	3,027	(2,117)
Other comprehensive income
Exchange difference on translation of foreign operations	(21)	(18)	(210)	(47)	(691)
Other comprehensive income (loss), net of taxes	(21)	(18)	(210)	(47)	(691)
Total comprehensive income (loss) for the year, net of taxes	580	507	857	2,980	(2,808)
Total comprehensive income (loss) attributable to:
The owners of the parent	580	507	857	2,980	(2,808)
Non-controlling interest	—	—	—	—	—

(*):	2017 has been restated following the final accounting of the ACTech business combination and the adjustment to the ACTech inventories valuation.

Consolidated statements of financial position (Unaudited)

	As of December 31
(in 000)	2018	2017*
	€	€
Assets
Non-current assets
Goodwill	17,491	17,552
Intangible assets	26,326	28,600
Property, plant & equipment	92,537	87,065
Investments in joint ventures	—	31
Deferred tax assets	315	304
Other non-current assets	7,237	3,667
Total non-current assets	143,906	137,219
Current assets
Inventories and contracts in progress	9,986	11,027
Trade receivables	36,891	35,582
Other current assets	6,936	7,675
Cash and cash equivalents	115,506	43,175
Total current assets	169,319	97,459
Total assets	313,225	234,678

	As of December 31
(in 000)	2018	2017*
	€	€
Equity and liabilities
Equity
Share capital	3,050	2,729
Share premium	136,637	79,839
Consolidated reserves	(1,848)	(3,711)
Other comprehensive income	(1,850)	(1,803)
Equity attributable to the owners of the parent	135,989	77,054
Non-controlling interest	—	—
Total equity	135,989	77,054
Non-current liabilities
Loans & borrowings	92,440	81,788
Deferred tax liabilities	6,226	7,415
Deferred income	4,587	3,768
Other non-current liabilities	868	1,904
Total non-current liabilities	104,121	94,875
Current liabilities
Loans & borrowings	13,598	12,769
Trade payables	18,667	15,670
Tax payables	2,313	2,023
Deferred income	23,195	18,791
Other current liabilities	15,342	13,496
Total current liabilities	73,115	62,749
Total equity and liabilities	313,225	234,678

(*):	2017 has been restated following the final accounting of the ACTech business combination and the adjustment to the ACTech inventories valuation.

Consolidated statements of cash flows (Unaudited)

	For the twelve months ended December 31
(in 000)	2018	2017*
	€	€
Operating activities
Net (loss) profit of the period	3,027	(2,117)
Non-cash and operational adjustments
Depreciation of property, plant & equipment	12,223	8,754
Amortization of intangible assets	5,064	3,822
Share-based payment expense	1,075	1,033
Loss (gain) on disposal of property, plant & equipment	(83)	25
Fair value contingent liabilities	(455)	—
Movement in provisions	5	61
Movement reserve for bad debt	1,293	502
Financial income	(581)	(381)
Financial expense	2,172	1,597
Impact of foreign currencies	(299)	302
Share in loss of a joint venture (equity method)	475	469
(Deferred) Income taxes	426	522
Other	87	(22)
Working capital adjustment & income tax paid
Increase in trade receivables and other receivables	(3,156)	(4,973)
Decrease (increase) in inventories	812	(417)
Increase in trade payables and other payables	7,604	2,343
Income tax paid	(1,368)	(1,569)
Net cash flow from operating activities	28,321	9,951

	For the twelve months ended December 31
(in 000)	2018	2017*
	€	€
Investing activities
Purchase of property, plant & equipment	(18,270)	(27,733)
Purchase of intangible assets	(1,836)	(4,345)
Proceeds from the sale of property, plant & equipment & intangible assets (net)	281	221
Acquisition of subsidiary	—	(27,173)
Investments in joint-ventures	—	(500)
Other investments	(2,671)	—
Interest received	363	281
Net cash flow used in investing activities	(22,133)	(59,249)
Financing activities
Proceeds from loans & borrowings	32,554	54,319
Repayment of loans & borrowings	(18,820)	(11,904)
Repayment of finance leases	(3,102)	(2,947)
Capital increase in parent	60,489	—
Direct attributable expense of capital increases	(4,003)	—
Interest paid	(1,733)	(955)
Other financial income (expense)	(150)	(472)
Net cash flow from (used in) financing activities	65,235	38,041
Net increase of cash & cash equivalents	71,423	(11,257)
Cash & cash equivalents at beginning of the year	43,175	55,912
Exchange rate differences on cash & cash equivalents	908	(1,480)
Cash & cash equivalents at end of the year	115,506	43,175

(*):	2017 has been restated following the final accounting of the ACTech business combination and the adjustment to the ACTech inventories valuation.

Reconciliation of Net Profit (Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	For the three months ended December 31		For the twelve months ended December 31
(in 000)	2018	2017*	2018	2017*
	€	€	€	€
Net profit (loss) for the period	525	1,067	3,027	(2,117)
Income taxes	(348)	(303)	425	522
Financial expenses	1,308	1,434	4,864	4,728
Financial income	(888)	(1,078)	(3,627)	(3,210)
Share in loss of joint venture	184	(127)	475	469
Depreciation and amortization	4,753	4,434	17,287	12,576
EBITDA	5,534	5,427	22,451	12,968
Non-cash stock-based compensation expense (1)	518	36	1,075	1,033
Acquisition-related expenses of business combinations	—	343	—	609
ADJUSTED EBITDA	6,052	5,806	23,526	14,610

(1)	Non-cash stock-based compensation expenses represent the cost of equity-settled and cash-settled share-based payments to employees.

(*):	2017 has been restated following the final accounting of the ACTech business combination and the adjustment to the ACTech inventories valuation.

Segment P&L (Unaudited)

(in 000)	Materialise Software	Materialise Medical	Materialise Manufact- uring	Total segments	Unallocated	Consoli- dated
	€	€	€	€	€	€
For the three months ended December 31, 2018
Revenues	10,044	15,081	23,926	49,051	(37)	49,014
Segment EBITDA	2,969	3,593	1,983	8,545	(3,011)	5,534
Segment EBITDA %	29.6%	23.8%	8.3%	17.4%		11.3%
For the three months ended December 31, 2017*
Revenues	10,468	11,842	22,394	44,704	29	44,733
Segment EBITDA	4,619	2,158	1,377	8,154	(2,727)	5,427
Segment EBITDA %	44.1%	18.2%	6.1%	18.2%		12.1%

(*):	2017 has been restated following the final accounting of the ACTech business combination and the adjustment to the ACTech inventories valuation.

(in 000)	Materialise Software	Materialise Medical	Materialise Manufact- uring	Total segments	Unallocated	Consoli- dated
	€	€	€	€	€	€
For the twelve months ended December 31, 2018
Revenues	37,374	52,252	94,956	184,582	139	184,721
Segment EBITDA	11,536	10,252	10,785	32,573	(10,122)	22,451
Segment EBITDA %	30.9%	19.6%	11.4%	17.6%		12.2%
For the twelve months ended December 31, 2017*
Revenues	35,770	42,841	63,712	142,323	250	142,573
Segment EBITDA	13,926	4,400	4,439	22,765	(9,797)	12,968
Segment EBITDA %	38.9%	10.3%	7.0%	16.0%		9.1%

(*):	2017 has been restated following the final accounting of the ACTech business combination and the adjustment to the ACTech inventories valuation.

Reconciliation of Net Profit (Loss) to Segment EBITDA (Unaudited)

	For the three months ended December 31		For the twelve months ended December 31
(in 000)	2018	2017*	2018	2017*
	€	€	€	€
Net profit (loss) for the period	525	1,067	3,027	(2,117)
Income taxes	(348)	(303)	425	522
Finance cost	1,308	1,434	4,864	4,728
Finance income	(888)	(1,078)	(3,627)	(3,210)
Share in loss of joint venture	184	(127)	475	469
Operating profit	781	993	5,164	392
Depreciation and amortization	4,753	4,434	17,287	12,576
Corporate research and development	444	490	1,913	2,017
Corporate headquarter costs	2,844	2,706	10,358	9,690
Other operating income (expense)	(277)	(469)	(2,149)	(1,910)
Segment EBITDA	8,545	8,154	32,573	22,765

(*):	2017 has been restated following the final accounting of the ACTech business combination and the adjustment to the ACTech inventories valuation.